UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended December 31, 2023

BREWDOG USA INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10532

Date of Qualification of Offering: August 1, 2016

Date of Commencement of Offering: August 4, 2016

Delaware

(State or other jurisdiction of incorporation or organization)

47-4320975

(I.R.S. Employer Identification No.)

65 E State St, Suite 1800

Columbus, Ohio 43215

(Address of principal executive offices)

614-400-3051

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Business

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") and its subsidiaries were formed for the general purpose of brewing and retailing craft beer in the United States. BrewDog has constructed a brewing facility in Columbus, Ohio that has been operational since April 2017. A taproom and a craft beer themed hotel were opened at the brewing facility in Columbus in February 2017 and August 2018, respectively. BrewDog has also opened seven bars – two in Columbus, Ohio in 2018; Cincinnati, Ohio in 2019; New Albany, Ohio in 2021; Cleveland, Ohio in 2021; Atlanta, Georgia in October 2022; and Las Vegas, Nevada in December 2022.  One bar, Indianapolis, Indiana was closed in 2022 and another, Pittsburgh, Pennsylvania was closed in 2023.

BrewDog’s mission:

•Our mission is to make other people as passionate about great craft beer as we are.

BrewDog’s charter:

•For Better Beer.

•For A Better Planet.

•Powered By People.

•For Us All.

Management’s discussion and analysis of financial condition and results of operations as of December 31, 2022 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626923000001/brewdogform1k2022.htm

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.Operating Results Overview

BrewDog USA Inc. (“BrewDog” or the “Company” “Us” or “We”) was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is majority owned by BrewDog Plc, a United Kingdom company. BrewDog has built a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant and hotel establishments, which may have small brewing facilities on site that will operate under the name “BrewDog” and will sell BrewDog beer, along with food items.

Results of Operations

The year ended December 31, 2023

The Company achieved revenue growth of 34% compared to the previous year to deliver the highest level of revenue to date. Revenue growth drivers included a full year of operations at the Las Vegas and Atlanta locations; increased demand for non-alcoholic beer products; and expansion of contract brewing operations.

Overall, the business generated a loss, with several factors affecting its performance. These include a general slow-down in the craft beer market and rising input costs due to inflation.

The opening of the Atlanta and Las Vegas bars represented a significant investment for the Company. Moving forward, the Company plans to optimize operations at these new locations to improve their profitability and offset the initial investment costs.

As the Company looks towards 2024 and beyond, there will be an increased focus on delivering sustained revenue growth while also implementing cost and operational improvements across all aspects of the business. The Company also plans to continue investing in growth initiatives to meet the evolving needs of its customers.

Revenue. Total revenue for the year ended December 31, 2023 was $50,432,305, an increase of 34% compared to $37,645,716 for the year ended December 31, 2022 primarily due to the increase in activity and bar locations.  Sales growth has also been achieved by distributing in new territories of Arizona and Utah while we ceased sales in lower volume markets of New Hampshire, Maine, and The District of Columbia. Sales growth was further benefited by an expansion in contract brewing operations.

Cost of Sales. Cost of sales for the year ended December 31, 2023 were $32,432,539 compared to $27,256,832 for the year ended December 31, 2022. Cost of sales for the period comprised of brewery raw material costs, packaging costs, manufacturing labor and overhead as well as bar drink and food purchases and labor for preparing and serving.

Administrative Expenses. Operating expenses for the year ended December 31, 2023 were $23,040,526 compared to $20,093,945 for the year ended December 31, 2022. Operating expenses for the period were comprised of advertising, marketing, payroll, real estate taxes, insurance, asset impairment, and other administrative expenses.

B.Liquidity and Capital Resources

We had net cash of $1,751,439 at December 31, 2023 compared to $1,235,239 at December 31, 2022.

During the year ended December 31, 2023 cash used for operating activities was ($10,430,324) primarily due to net losses as well as decreases in accruals and other liabilities.  This was partially offset by depreciation and decreases to prepaid expenses and other current assets.  During the year ended December 31, 2022 cash used for operating activities was ($3,632,922).

Cash used by investing activities relating to capital expenditures during the years ended December 31, 2023 and 2022 were ($1,321,944) and ($20,347,970), respectively.  Cash provided by financing activities during the twelve months ending December 31, 2023 and 2022 were $12,268,468 and $23,876,220, respectively, related to proceeds from borrowings. Since inception, our capital needs have primarily been met by BrewDog Plc.

C.Plan of Operations

Our plan of operation for the 12 months ended December 31, 2023 is as follows:

In 2023, BrewDog expanded its distribution to two additional states, Arizona and Utah, while eliminating sales in five states plus the District of Columbia. In total, the Company now distributes to 32 states, Canada, and Bermuda.  We plan to continue evaluating our sales distribution and focusing on more profitable markets.

BrewDog is committed to experimentation and development, constantly brewing new varieties of beer and other beverages. In 2023, the Company brewed over 133 different styles of beer, cider, hard seltzer, and non-alcoholic beer.

The Columbus brewery continues to operate its taproom and hotel, as well as two BrewDog bars in Columbus, Ohio. Additionally, the company has bars in Cincinnati, Ohio; New Albany, Ohio; Cleveland, Ohio; Atlanta, Georgia; and Las Vegas, Nevada.

To support its growth, BrewDog has hired and plans to hire additional staff to develop and execute its strategic plans for growth and profitability.

D.Trend Information

Based on our results since inception, BrewDog believes that there is an active market for our products in North America. The craft beer market in the US is estimated to be around $8 billion per annum.  However, we are seeing a general slowdown in the Craft Beer and BrewPub markets through 2023.  Failure to adapt to changing consumer preferences may result in a decrease in sales.

Furthermore, as a participant in the three-tier system of manufacturers, distributors, and retailers, BrewDog faces competition for the distributor's attention and retail space. If we fail to maintain our distributor's attention or retail space, it could lead to a decrease in sales. Additionally, if the market price for brewing ingredients such as hops, malt, barley, or others rises, it could increase BrewDog's product cost and threaten our ability to meet profitability and demand.

To mitigate these pressures, BrewDog has expanded our bar operations, resulting in a 55% growth in bar revenue compared to 2022. We continue to evaluate our wholesale presence and we are expanding our distribution to new states, while we cease operations in lower volume states in order to maintain the greatest possible efficiency.  We have also continued to expand our presence in the non-alcoholic beer market, which we see as high growth potential. We invested heavily early on to position ourselves as a market leader in the sector, resulting in a 74% growth in wholesale non-alcoholic beer revenue compared to 2022 following a 70% increase the prior year.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The list of significant accounting policies are outlined in Note 2 to the Consolidated Financial Statements.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 3.Directors and Officers

As of December 31, 2023, BrewDog USA Inc.’s officers and directors information is available for review here. Please see pages 47-48.

https://www.sec.gov/Archives/edgar/data/1646269/000164626920000012/partiiandiii.htm

As of December 31, 2023, BrewDog USA Inc. had 473 full-time employees, one of which is an executive officer of the Company.

The directors, executive officers and significant employees of the Company as of December 31, 2023 are as follows:

Name	Position	Age	Term of Office	Approx. hours per week
Executive Officers:
James Watt	President	41	4-22-15 to present	10
Alan Martin Dickie	Vice President	41	4-22-15 to present	10
Neil Simpson	Chief Financial Officer	53	4-22-15 to present	10
John Graham	Chief Executive Officer	55	4-24-23 to present	40
Directors
James Watt	Chairman of Board of Directors	41	4-22-15 to present	N/A
Alan Martin Dickie	Director	41	4-22-15 to present	N/A
Neil Simpson	Director	53	4-22-15 to present	N/A
John Graham	Director	55	4-24-23 to present	N/A

The directors of BrewDog USA Inc. are, at present, not compensated by the Company for their roles as directors. For the four present directors, only expenses are reimbursed for their participation on the board of directors. The Company may choose to compensate the present directors in the future, as well as compensate future directors, at the Company’s discretion.

Executive Compensation

For 2023, compensation for executive officers consist of the following:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
James Watt	President	$ 0	$ 0	$ 0

Alan Martin Dickie	Vice President	$ 0	$ 0	$ 0

Neil Simpson	Chief Financial Officer	$ 0	$ 0	$ 0

Jason Block	Chief Executive Officer (January-April)	$ 188,657	$ 0	$ 188,657

John Graham	Chief Executive Officer (April-December)	$ 156,685	$ 0	$ 156,685

Employment Agreements

We entered into an employment agreement with John Graham who was appointed Chief Executive Officer in April 2023. A stock incentive program for our directors, executive officers, employees and key consultants may be established in the future.

Board of Directors

Our board of directors currently consists of four directors. None of our directors are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so to date as this is determined by our parent company, BrewDog PLC. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing for board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Delaware law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company’s Bylaws, which are attached to the Offering Circular and available for review here and incorporated by reference:

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogbylaws.htm

Item 4.Security Ownership of Management and Certain Securityholders

Information regarding security ownership of management and certain shareholders as of December 31, 2022 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626923000001/brewdogform1k2022.htm

The following table sets forth information regarding beneficial ownership of our Common Stock as of December 31, 2023. There is no beneficial ownership of our Common Stock by any of our directors or executive officers or by all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to Shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each Shareholder named in the following table possesses sole voting and investment power over their Shares of Common Stock.

BrewDog USA, Inc.
Common Stock
Shares Beneficially OwnedShares Beneficially Owned Prior To OfferingAfter Offering Name and Position of Beneficial OwnerNumberPercentNumberPercent
BrewDog Plc[1]	6,315,789	100.00%	6,314,789	96.57%
New Shares issued in Offering	N/A	N/A	223,196	3.41%
Shares transferred	N/A	N/A	1,000	0.02%

Total Shares in Class	6,315,789	100.00%	6,538,985	100.00%
Total Overall Shares	6,315,789	100.00%	6,538,985	100.00%

1James Watt and Martin Dickie own voting stock of BrewDog Plc and are authorized by BrewDog Plc to vote on behalf of its shares of BrewDog USA, Inc.

Item 5.Interest of Management and Others in Certain Transactions

Information regarding interest of management and others in certain transactions as of December 31, 2022 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626923000001/brewdogform1k2022.htm

BrewDog Plc, the Company’s parent, has built a highly successful operation in the United Kingdom with the same lines of business as BrewDog USA has established in the United States. As part of BrewDog Plc’s business, it previously established relationships with local beer and spirits distributors of BrewDog craft beers in the United States. BrewDog USA will therefore be able to draw upon such distribution relationships and BrewDog Plc’s expertise in expanding the U.S. business.

In addition, BrewDog Plc plans to enter into a license with BrewDog USA permitting the Company to use the intellectual property of BrewDog Plc (including any trademarks) and any new trademarks created by BrewDog Plc. It is anticipated that any new intellectual property will be owned by BrewDog Plc, who will pay for the cost of clearing, registering and protecting any new intellectual property and will be licensed to BrewDog USA.

During the last fiscal year, the Company was a participant in transactions with BrewDog Plc, its parent company, in which the amounts involved exceed the lesser of $120,000 and one percent of the average of the Company’s total assets at year-end for the last completed fiscal year. In these transactions, BrewDog Plc charged management fees of $153,663, charged interest of $3,613,889 and made net advances of $12,273,263 to the Company.

James Watt, Martin Dickie, and Neil Simpson own stock of, and are executive officers of BrewDog Plc. As a result, they all have an indirect interest in the above-referenced transactions, as well as any other transactions involving the Company and BrewDog Plc. James Watt, Martin Dickie, and Neil Simpson will also have an indirect interest in any future transactions between BrewDog Plc and the Company due to their status as shareholders and executive officers. There have been no transactions between BrewDog Plc and the Company in which James Watt, Martin Dickie, or Neil Simpson received any extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class of stock owned by them as shareholders of BrewDog Plc.

Item 6.Other Information None.

Item 7.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF BREWDOG USA INC.
Consolidated Balance Sheets as of December 31, 2023 and 2022	2
Consolidated Statements of Comprehensive Loss - December 31, 2023 and 2022	3
Consolidated Statements of Stockholders’ Deficit - December 31, 2023 and 2022	4
Consolidated Statements of Cash Flows - December 31, 2023 and 2022	5
Notes to Consolidated Financial Statements	6-21

Item 8.Exhibits

Charters, including amendments, Bylaws, and material contracts previously filed with Form 1-A and available for review at:

Charters:

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogcharter.htm

Bylaws:

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogbylaws.htm

Material contracts:

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogmaterialcontracts.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on April 29, 2024.

BREWDOG USA, INC.

By: /s/ Neil Simpson Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

SignatureTitle

By:    /s/ James WattPresident & Director BrewDog USA Inc.

April 29, 2024.

By:    /s/ Neil SimpsonChief Financial Officer & Director BrewDog USA Inc.

April 29, 2024.

CONSOLIDATED FINANCIAL STATEMENTS

BrewDog USA Inc.
Years Ended December 31, 2023 and 2022
With Reports of Independent Auditor's

BrewDog USA Inc.

Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Contents

Independent Auditor's Report....1

Consolidated Financial Statements

Consolidated Balance Sheets....3
Consolidated Statements of Comprehensive Loss....4
Consolidated Statements of Stockholders' Deficit....5
Consolidated Statements of Cash Flows....6
Notes to Consolidated Financial Statements....7

SCHNEIDER DOWNS
BigThinking. Personal Focus.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of BrewDog USA Inc.

Opinion

We have audited the accompanying consolidated financial statements of BrewDog USA Inc. (the Company) (a Delaware corporation), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statement of comprehensive loss, stockholders' deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, "the financial statements").

In our opinion, the 2023 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Prior Period Financial Statements

The financial statements of the Company as of December 31, 2022 were audited by other auditors whose report dated April 26, 2023 expressed an unmodified opinion on those statements.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

1660 International Drive, Suite 600
McLean, VA 22102
TEL 571.380.9003

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Schneider Downs & Co., Inc.

Columbus, Ohio
April 29, 2024

BrewDog USA Inc.

Consolidated Balance Sheets

	December 31 2023	December 31 2022
Assets		
Cash and cash equivalents	$ **1,751,439**	$ 1,235,239
Inventories	**3,687,076**	4,328,349
Prepaid expenses and other current assets	**1,437,787**	4,317,806
Total current assets	**6,876,302**	9,881,394
Property and equipment, net	**55,535,003**	58,987,616
Operating right-of-use assets	**34,619,863**	37,117,088
Total non-current assets	**90,154,866**	96,104,704
Total assets	$ **97,031,168**	$ 105,986,098
Liabilities and stockholders' deficit		
Accruals and other current liabilities	$ **6,701,802**	$ 13,508,764
Current operating lease liabilities	**2,095,006**	2,067,293
Payable – BrewDog plc	**82,341,096**	70,067,833
Total current liabilities	**91,137,904**	85,643,890
Deferred tax liability	**177,266**	245,650
Other non-current liabilities	**204,020**	252,024
Non-current operating lease liabilities	**36,726,285**	39,466,114
Total non-current liabilities	**37,107,571**	39,963,788
Common stock; par value of $0.01: 10,000,000 shares authorized and 6,538,985 shares issued and outstanding at December 31, 2023 and 2022.	**65,390**	65,390
Additional paid-in capital	**11,523,485**	11,523,485
Accumulated deficit	**(42,803,182)**	(31,210,455)
Total stockholders' deficit	**(31,214,307)**	(19,621,580)
Total liabilities and stockholders' deficit	$ **97,031,168**	$ 105,986,098

See accompanying notes.

3

BrewDog USA Inc.

Consolidated Statements of Comprehensive Loss

	Year Ended December 31	
	2023	2022
Revenue	$ 50,432,305	$ 37,645,716
Cost of revenue	32,432,539	27,256,832
Gross margin	17,999,766	10,388,884
Costs and other expenses		
Administrative expenses	22,459,547	19,481,451
Interest expense	3,621,193	1,188,015
Depreciation and Amortization	4,259,940	3,196,772
Asset impairment	580,979	612,494
Operating loss	(12,921,893)	(14,089,848)
Other income		
Gain on loan forgiveness and other income	1,260,781	418,250
Loss before income tax benefit	(11,661,112)	(13,671,598)
Income tax benefit	(68,385)	(29,810)
Net comprehensive loss	$ (11,592,727)	$ (13,641,788)
Basic loss per share	$ (1.77)	$ (2.09)
Weighted average basic common shares outstanding	6,538,985	$ 6,538,985

See accompanying notes.

4

BrewDog USA Inc.

Consolidated Statements of Stockholders' Deficit

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2022	6,538,791	$ 65,388	$ 11,506,922	$ (17,568,667)	$ (5,996,357)
Stock issuance	194	2	11,638	–	11,640
Stock issuance costs	–	–	4,925	–	4,925
Net loss	–	–	–	(13,641,788)	(13,641,788)
Balance, December 31, 2022	6,538,985	65,390	11,523,485	(31,210,455)	(19,621,580)
Stock issuance	–	–	–	–	–
Stock issuance costs	–	–	–	–	–
Net loss	–	–	–	**(11,592,727)**	**(11,592,727)**
Balance, December 31, 2023	**6,538,985**	**$ 65,390**	**$ 11,523,485**	**$ (42,803,182)**	**$ (31,214,307)**

See accompanying notes.

5

BrewDog USA Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2023	**2022**
Operating activities		
Net loss	**$ (11,592,727)**	$ (13,641,788)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation and amortization expense	**4,259,940**	3,196,772
Loss on fixed asset disposal	**514,618**	621,342
Deferred tax benefit	**(68,385)**	(29,810)
Changes in operating assets and liabilities:		
Inventories	**641,272**	(709,635)
Prepaid expenses and current assets	**2,880,018**	(429,413)
Accruals and other liabilities	**(7,065,060)**	7,359,610
Net cash (used in) operating activities	**(10,430,324)**	(3,632,922)
Investing activities		
Capital expenditures	**(1,321,944)**	(20,347,970)
Net cash used in investing activities	**(1,321,944)**	(20,347,970)
Financing activities		
Advance from BrewDog plc	**12,273,263**	23,855,343
(Repayments on) proceeds from borrowings	**(4,795)**	4,312
Issuance of common stock	–	11,640
Costs of issuance of common stock	–	4,925
Net cash provided by financing activities	**12,268,468**	23,876,220
Net increase (decrease) in cash and cash equivalents	**516,200**	(104,672)
Cash and cash equivalents, beginning of year	**1,235,239**	1,339,911
Cash and cash equivalents, end of year	**$ 1,751,439**	$ 1,235,239
Supplemental schedule of non-cash financing activities		
Purchase of property and equipment in accruals and other current liabilities	**$ 71,012**	$ 5,768,787

See accompanying notes.

6

BrewDog USA Inc.

Notes to Consolidated Financial Statements

December 31, 2023

1. Organization and Description of Business

BrewDog USA Inc. ("BrewDog", the "Company", or in the first-person notations of "we," "us," and "our") was formed on April 22, 2015 as a wholly owned subsidiary of BrewDog Plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries are engaged in the business of selling craft beer throughout the United States, under the legal entities: BrewDog Columbus LLC, BrewDog Brewing Company LLC, BrewDog DogTap LLC, BrewDog Indianapolis LLC, BrewDog Pittsburgh LLC, BrewDog Franchising LLC, BrewDog Licensing LLC, BrewDog Las Vegas LLC, and BrewDog Atlanta LLC. BrewDog is headquartered in Columbus, OH and consists of the following:

- A taproom and brewery that opened in 2017 in Canal Winchester, OH
- A network of 7 bars across Ohio, Georgia, and Nevada and a hotel that opened in Ohio in 2018.
- One location, Pittsburgh, Pennsylvania opened in 2019 and was closed in 2023.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of BrewDog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). All intercompany balances and transactions of BrewDog and its wholly owned subsidiaries have been eliminated in consolidation. As of December 31, 2023 and 2022, BrewDog Plc uses a centralized approach to treasury services to perform cash management for the operations of its affiliates, including BrewDog. As a result, BrewDog Plc funds BrewDog's operating and investing activities, as needed, and any cash generated by BrewDog is transferred to BrewDog Plc. BrewDog Plc will provide financial support as required to BrewDog for a period of not less than 12 months from April 29, 2024.

7

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Accounting Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could differ from those estimates.

Fair Value Measurement

We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

Common Stock

In 2016, our Board of Directors approved a stock split of 63,157.89 to one outstanding common share. At the same time, the authorized number of common shares was increased to 10,000,000. All per share and share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split.

BrewDog issued common stock to the public in a series of Regulation A crowdfunding offerings in each of the years from 2016 to 2022.

All crowdfunding offerings have been closed.

Revenue

During 2023 and 2022, revenue consisted of sales of our beer to United States-based distributors and through self-distribution; sales of beer under a contract brewing arrangement; retail sales of beer, wine, food and merchandise at our bars; and rentals of rooms at our hotel. Sales of products are for cash or otherwise agreed-upon credit terms. BrewDog's accounting policy is to exclude excise taxes from the measurement of revenues. Our payment terms vary by customer; however,

8

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

the time period between when revenue is recognized and when payment is due is not significant. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. Our sales to distributors are purchase order driven and have a single performance obligation. Revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms. Our contract brewing sales are purchase order driven and revenue is recognized when control over the finished product transfers to the customer, which is when the specified order is delivered. At our hotel, we have performance obligations to provide accommodations to hotel guests. We are entitled to a fixed nightly fee for an agreed-upon period. These fees are payable at the time the hotel guest checks out of the hotel. We recognize the revenue from room sales on a daily basis as the rooms are occupied and we have rendered the services. Retail sales for merchandise, beer, and food at the taproom and bars are recognized at the point of sale to the customer. Percentages of sales by selling channel are as follows:

	2023	**2022**
Retail sales	**70% (hotel rooms were 4%)**	63% (hotel rooms were 5%)
Sales to distributors	**28%**	36%
Contract brewing sales	**2%**	1%

Major Customers

One major customer accounted for 11% and 15% of our 2023 and 2022 revenue, respectively.

Shipping and Handling

BrewDog records freight costs billed to customers for shipping and handling as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of revenue. BrewDog accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

9

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Cost of Revenue

Cost of revenue for our brewing operations consists primarily of raw materials, labor and overhead costs. These costs include brewing materials, such as hops and malts, packaging materials, including cans, both direct and indirect labor, facility costs, inbound freight charges, utilities, maintenance costs, and other manufacturing overhead. Cost of revenue for our bar consists primarily of direct costs for labor, beer, wine, food and merchandise. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

Operating Expenses

Administrative expenses are expensed as incurred, and also include all directly attributable costs from BrewDog Plc.

Foreign Currency

The majority of our expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the consolidated balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction, with foreign currency transaction gains and losses recorded in the consolidated statements of comprehensive loss.

Income Taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. We assess the realizability of deferred tax assets and provide a valuation allowance when it is more likely than not that at least a portion of the deferred tax assets will not be realized. The realizability of deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction and also considers all available positive and negative evidence.

10

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination of the technical merits of the position, including resolutions of any related appeals or litigation processes. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. See Note 8 for additional information.

Accounts Receivable

The Company is exposed to credit losses primarily through our net sales of products and services to our customers which are recorded in prepaid expenses and other current assets on the Consolidated Balance Sheets. The Company evaluates each customer's ability to pay through assessing customer creditworthiness, historical experience and current economic conditions through a reasonable forecast period. Factors considered in our evaluation of assessing collectability and risk include: underlying value of any collateral or security interests, significant past due balances, historical losses and existing economic conditions including country and political risk. There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to the allowance for credit losses. The Company regularly evaluates the collectability of our accounts receivable and maintain reserves for expected credit losses. Estimated credit losses are written off in the period in which it is no longer collectible.

Incentives and Other Reductions

In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog received agreements for certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments totaling approximately $1,000,000 that require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to BrewDog through 2026. Additionally, BrewDog received a 15-year property tax abatement for the North American headquarters. These various incentives are recognized when there is reasonable assurance that the incentives will be received and BrewDog will be able to comply with the conditions attached to the incentives. At that time, the incentives will be recognized either in the consolidated statements of comprehensive loss for incentives related to income or the consolidated balance sheets for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

11

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

BrewDog considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that BrewDog has made in advance for goods or services to be received in the future. These prepaid expenses include advance payment for products and services at new locations under construction, prepaid royalties, and service contracts requiring up-front payments.

Property and Equipment

Tangible fixed assets, other than land, are stated at cost or valuation less depreciation. Depreciation is provided at rates calculated to write off the cost or valuation less estimated residual value of each asset over its expected useful life, as follows:

1. Land	Not depreciated
2. Assets under construction	Not depreciated
3. Computer equipment	2 – 3 years of life on a straight-line basis
4. Motor vehicles	25% on declining balance
5. Fixtures and fittings	10% – 25% on declining balance or 4 years of life on a straight-line basis
6. Property and equipment	10% – 25% on declining balance or 2 – 4 years of life on a straight-line basis
7. Buildings	4 – 50 years of life on a straight-line basis
8. Leasehold improvements	Lesser of remaining term of lease or estimated useful life of the asset

Certain brewing equipment, included within property and equipment, is depreciated at 10% on the reducing balance method and has been allocated a residual value, dependent on the tank's use.

Depreciation expense was $4,259,940 and $3,196,772 in 2023 and 2022, respectively.

Capitalized interest was $0 and $200,497 for 2023 and 2022, respectively.

12

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Closure of our Indianapolis bar in 2022 resulted in $612,494 of impairment costs.

Closure of our Pittsburgh bar in 2023 resulted in $580,979 of impairment costs.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future.

Leases and Leasehold Improvements

BrewDog leases bar and brewery facilities under noncancelable operating lease agreements. The lease agreements require BrewDog to pay taxes, maintenance, insurance and other occupancy expenses. BrewDog's lease agreements for bar locations are for five to fifteen-year periods with renewal options for additional five-year periods.

At lease commencement, the Company recognizes an asset for the right to use the leased asset and a liability based on the present value of the unpaid fixed lease payments. Operating lease costs are recognized on a straight-line basis as lease expense over the lease term. Short-term leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets, and lease expense is recognized on a straight-line basis over the lease term.

As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments.

The Company also has leasehold improvements which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

13

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Deferred Revenue

Proceeds from non-equity crowdfunding, gift cards, and event deposits are recorded as deferred revenue within accruals and other current liabilities and recognized in the consolidated statements of comprehensive loss once the related products or services have been delivered.

COVID-19

A variety of federal, state, and local efforts were initiated in response to the COVID-19 crisis, including the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), that was enacted on March 27, 2020 and the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act ("Economic Aid Act"), that was enacted on December 27, 2020.

The CARES Act instituted the Employee Retention Credit which provided for a fully refundable tax credit on qualified wages for eligible employers. During 2023, the Company recognized $1,255,781 in credits, compared to $106,935 recognized in 2022.

The Company entered into a $150,000 Loan Authorization Agreement with the U.S. Small Business Administration pursuant to the Economic Injury Disaster Loans assistance program ("EIDL Loan"). The EIDL Loan proceeds are recorded as current and long term debt on the consolidated balance sheet as of December 31, 2023 and are available to be used for working capital and normal operating expenses. Payments began in December 2023 and extend to January 2055.

3. Accounting Pronouncement Recently Adopted

Recent accounting pronouncements pending adoption not discussed in this Form 1-K are either not applicable to the Company or are not expected to have a material impact on the Company.

14

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

4. Property and Equipment

Property and equipment consist of the following:

	December 31 2023	December 31 2022
Land	**$ 1,118,148**	$ 1,118,148
Asset under construction	**7,200**	464,611
Computer equipment	**1,431,332**	1,223,558
Motor vehicles	**339,707**	339,707
Fixture and fittings	**8,771,321**	8,238,197
Property and equipment	**21,913,837**	21,305,301
Buildings	**40,176,571**	40,851,461
Property and equipment	**73,758,116**	73,540,983
Accumulated depreciation	**(18,223,113)**	(14,553,367)
Property and equipment, net	**$ 55,535,003**	$ 58,987,616

5. Inventories

Inventories consist of the following:

	December 31 2023	December 31 2022
Raw materials	**$ 1,577,571**	$ 2,440,669
Work in progress	**321,924**	308,901
Finished goods	**1,787,581**	1,578,779
Total inventories	**$ 3,687,076**	$ 4,328,349

15

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31 2023	December 31 2022
Accounts receivable	$ **549,780**	$ 560,227
Prepaid expenses	**386,002**	381,201
Distribution rights	**90,215**	130,214
Landlord contributions receivable	**–**	3,004,000
Other	**411,790**	242,164
Total prepaid expenses and other current assets	$ **1,437,787**	$ 4,317,806

7. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	December 31 2023	December 31 2022
Trade payables	$ **2,682,032**	$ 3,948,129
Payables associated with property and equipment	**71,012**	5,768,787
Real estate taxes payable	**64,000**	64,000
Deferred revenue	**1,049,833**	692,593
Sales tax payable	**260,454**	259,169
Wages payable	**986,178**	800,345
Current portion of long-term debt	**8,772**	2,689
Other accruals	**1,579,521**	1,973,052
Total accruals and other current liabilities	$ **6,701,802**	$ 13,508,764

16

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes

Significant components of the (benefit) expense for income taxes for the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31	
	2023	**2022**
Deferred:		
Federal	**$ 37,625**	$ (92,618)
State	**(106,010)**	62,808
Total deferred	**(68,385)**	(29,810)
Total income tax benefit	**$ (68,385)**	$ (29,810)

The effective tax rate is reconciled with the U.S. federal statutory rate for the years ended December 31, 2023 and 2022, as follows:

	Year Ended December 31	
	2023	**2022**
Federal statutory income tax rate	**21.0%**	21.0%
State and city income tax rate	**1.6**	2.2
State rate change	**(0.0)**	(0.0)
Return to provision	**1.9**	0.0
Current year credits	**3.6**	0.0
Permanent items and other	**(0.7)**	(0.7)
Change in valuation allowance	**(26.9)**	(22.5)
Effective tax rate	**0.6%**	0.0%

17

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2023 and 2022 are comprised of the following:

	December 31	
	2023	**2022**
Deferred tax assets:		
Capitalized start-up costs	$ **157,886**	$ 176,456
Deferred revenue	**193,376**	106,812
Accrued interest	**1,550,681**	721,176
Accrued management fee	**316,815**	277,318
Lease liabilities	**10,013,794**	9,980,048
Net operating loss	**10,616,493**	9,599,560
Research and development credit	**1,329,335**	679,340
Other costs	**253,521**	457,412
Total deferred tax assets	**24,431,901**	21,998,122
Valuation allowance	**(11,241,035)**	(8,103,345)
Deferred tax assets, net of allowances	**13,190,866**	13,894,777
Deferred tax liabilities:		
Property and equipment	**(4,353,113)**	(4,674,544)
Right-of-use assets	**(9,015,019)**	(9,465,883)
Total deferred tax liabilities	**(13,368,132)**	(14,140,427)
Net deferred tax liability	$ **(177,266)**	$ (245,650)

As of December 31, 2023, BrewDog has gross federal operating loss carryforwards of $48,248,912. The pre-2018 gross federal operating loss carryforwards of $15,685,012 expire in 2037. The remaining operating loss carryforward of $32,563,900 does not have an expiration date as a result of the provisions within the Tax Cuts and Jobs Act. Additionally, BrewDog has gross state and city operating loss carryforwards of $18,578,791, expiring in 2024 through 2028, as well as state operating loss carryforwards of $1,971,085, which begin expiring in 2038. The remaining state and city operating loss carryforward of $987,297 does not have an expiration date.

18

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

To assess the realization of deferred tax assets, we consider whether it is more likely than not that all or a portion of the deferred tax assets will not be realized prior to expiration. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Our scheduling of the timing difference reversals indicated that deferred tax liabilities may not reverse in a sufficient time to allow us to utilize all net operating losses before expiration. As a result, valuation allowances of $11,241,035 and $8,103,345 were recorded against the deferred tax assets at December 31, 2023 and 2022, respectively.

9. Commitments and Contingencies

Operating Leases

As of December 31, 2023 and 2022, total right-of-use assets and lease liabilities were as follows:

	Classification	Leases	
		2023	2022
Right-of-use assets:			
Operating lease assets	Operating lease assets	$ 34,619,863	$ 37,117,088
Finance lease assets	Property and equipment, net	123,219	137,296
Lease liabilities			
Current:			
Operating lease liabilities	Current operating lease liabilities	2,095,006	2,067,293
Finance lease liabilities	Accruals and other current liabilities	37,125	47,703
Non-current:			
Operating lease liabilities	Non-current operating lease liabilities	36,726,285	39,466,114
Finance lease liabilities	Other non-current liabilities	44,238	81,363

The gross value and accumulated depreciation of right-of-use assets related to finance leases as of December 31, 2023 and 2022 were as follows:

	Finance Leases	
	2023	2022
Gross value	$ 239,216	$ 267,079
Accumulated depreciation	(115,997)	(129,783)
Carrying value	$ 123,219	$ 137,296

19

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

9. Commitments and Contingencies (continued)

The components of lease cost for the year ended December 31, 2023 and 2022 are as follows:

	Lease Cost 2023	Lease Cost 2022
Operating lease cost	$ 3,482,005	$ 3,051,541
Variable lease costs not included in liability	71,811	212,519
Finance lease cost:		
Amortization of right-of-use assets	35,862	56,012
Interest on lease liabilities	2,225	3,334
Total finance lease cost	$ 38,087	$ 59,346

Maturities of lease liabilities as of December 31, 2023 are as follows:

	Operating Leases	Finance Leases	Weighted-Average Remaining Term in Years: Operating Leases	Weighted-Average Remaining Term in Years: Finance Leases
2024	$ 3,122,233	$ 38,444		
2025	3,170,171	31,928		
2026	3,205,661	13,051		
2027	3,338,362	–		
2028	3,303,243	–		
After 2028	31,878,573	–		
Total lease payments	48,018,243	83,423		
Less imputed interest (based on 2.729% and 2.101% weighted-average discount rate, respectively)	(9,196,952)	(2,060)		
Present value of lease liability	$ 38,821,291	$ 81,363	15.2	2.3

10. Operating Segments

BrewDog operates in a single operating segment and, thus, a single reporting segment. Our chief operating decision maker evaluates the performance of the business overall. Our general purpose is brewing and retailing craft beer and our hotel and food offerings at our bars serve to build the strength of our brand.

20

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

11. Related Party Transactions

Our operations are supplemented by BrewDog Plc as an intercompany balance, payable on demand. Total funding by BrewDog Plc in 2023 amounted to $12,273,263, compared to funding of $23,855,343 in 2022.

The payable of $82,341,096 and $70,067,833 to BrewDog Plc included in the consolidated balance sheet as of December, 31 2023 and 2022, respectively is the result of various transactions between BrewDog and BrewDog Plc. There are no terms of settlement, and interest is charged at applicable federal rates on the account balance. Total interest charged during 2023 and 2022 amounted to $3,613,889 and $1,387,829, respectively. The balance is primarily the result of BrewDog Plc funding the investing activity on behalf of BrewDog. Other transactions include miscellaneous administrative expenses incurred by BrewDog Plc on behalf of BrewDog.

BrewDog Plc provided certain services to BrewDog including, but not limited to, executive services, accounting and legal services, and other selling, general and administrative expenses. The amount charged by BrewDog Plc for the years ended December 31, 2023 and 2022 was $153,663 and $139,433, respectively, and was included in the consolidated statements of comprehensive loss.

In 2023 and 2022, the Company paid rent totaling $150,000 to Ten Tonne Mouse Inc. for its Franklinton location. Mr. James Watt is a director for both companies.

12. Subsequent Events

BrewDog has evaluated subsequent events occurring after the consolidated balance sheet date and through April 26, 2024, the date these consolidated financial statements were available to be issued.

BrewDog has received approximately $500,000 from the parent, BrewDog Plc, to be used on various operating costs and investing activities, subsequent to year end, through April 29, 2024.

21